FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 5, 2012

Item 1
TRANSLATION

Buenos Aires, June 5, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Return of Exploitation Concessions

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Regulations of the Buenos Aires Stock Exchange. We hereby inform you that:

●
The Executive Power of the Chubut Province through Decree 641/12 resolved to nullify Decree 324/12 Article 1, in which it had established the expiration of the exploitation concessions of the blocks denominated El Trébol – Escalante and Cañadón Perdido – Campamento Central – Bella Vista, which reservoirs where operated by YPF S.A.

●
The Executive Power of the Santa Cruz Province through Decree 927/12 resolved to nullify Decrees 393/12 (which was ratified by Provincial Law No. 3259) and 575/12, in which it had established the expiration of the exploitation concessions of the blocks denominated Los Monos, Cerro Piedra – Cerro Guadal Norte, Los Perales-Las Mesetas, Cañadón Vasco and Pico Truncado-El Cordón, which reservoirs where operated by YPF S.A., without effect. Moreover, the Parliament of the Santa Cruz Province repealed Provincial Law No. 3259 and ratified in all parts the Decree 927/12.

It is important to highlight that during the period when the Decrees which ordered the expiration of each block in both provinces mentioned above were in force, YPF S.A. continued operating and producing normally. Finally, with the return of the above mentioned concessions, we affirm that as of today YPF S.A. holds the entire concessions that were held before in the Provinces of Chubut and Santa Cruz as of December 31, 2011.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 5, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer